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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Evolving Systems, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share Granted under Evolving Systems, Inc.
Amended and Restated Stock Option Plan
(Title of Class of Securities)

30049 R100
(CUSIP Number of Class of Securities of Underlying Common Stock)

Copies to:

Brian R. Ervine Senior Vice President & CFO Evolving Systems, Inc. 9777 Mt. Pyramid Ct. Englewood, CO 80112 (303) 802-1000	Anita T. Moseley Senior Vice President & General Counsel Evolving Systems, Inc. 9777 Mt. Pyramid Ct. Englewood, CO 80112 (303) 802-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

copies to:
Charles D. Maguire, Jr.
Holme Roberts & Owen LLP
1700 Lincoln Street, Suite 4100
Denver, CO 80203
303-861-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$724,771.35	$66.68

*
Calculated solely for purposes of determining the filing fee. This amount is calculated on the basis of $.2755, the average of the high and low sales price of Evolving Systems' Common Stock on August 29, 2002, as reported on the Nasdaq SmallCap Market, and assumes that options to purchase 2,630,749 shares of Evolving Systems' Common Stock will be exchanged and/or cancelled pursuant to this Offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 per each $1.0 million of the value of the transaction.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing party: Not applicable
Form or Registration No.: Not applicable	Date filed: September 4, 2002

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐
    third party tender offer subject to Rule 14d-1.

    ☒
    issuer tender offer subject to Rule 13e-4.

    ☐
    going-private transaction subject to Rule 13e-3.

    ☐
    amendment to Schedule 13D under Rule 13d-2.

Check the Following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1.    Summary of Terms.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated September 4, 2002 (the "Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.

        The name of the issuer is Evolving Systems, Inc., a Delaware Corporation ("Evolving Systems" or the "Company"). The address of its principal executive offices are 9777 Mt. Pyramid Ct., Englewood, Colorado 80112. The telephone number at that address is (303) 802-1000.

        (b)    Securities.

        This Tender Offer Statement on Schedule TO relates to an offer by the Company (the "Replacement Grant Plan") to exchange options to purchase shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), outstanding under the Company's Amended & Restated Stock Option Plan (the "Eligible Option Grants"), for replacement options (the "Replacement Options") to purchase shares of the Common Stock to be granted under the Replacement Grant Plan, on the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of Common Stock subject to the Replacement Options will be equal to the number of shares of Common Stock subject to the Eligible Option Grants that are accepted for exchange and cancelled. The information set forth in the Summary Term Sheet and in Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") of the Offer to Exchange is incorporated herein by reference.

        (c)    Trading Market and Price.

        The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)    Name and Address.

        The filing person is the issuer. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is hereby incorporated by reference.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.

        The information set forth under the "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights and Change in Election"), Section 5 ("Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 10 ("Status of Eligible Option Grants Acquired by us in the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences") and Section 13 ("Extension of the Offer; Termination; Amendment") of the Offer to Exchange is incorporated herein by reference.

        (b)    Purchases.

        The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.

        (a)    Agreements Involving the Subject Company's Securities.

        The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") is incorporated herein by reference. The eligible option plans, option agreements and plan prospectuses attached hereto as Exhibits d(1) and d(2) contain information regarding the subject securities.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)  Purposes. The information set forth in the Offer to Exchange under the Summary Term Sheet in Section 2 ("Purpose of the Offer") is incorporated herein by reference.

        (b)  Use of Securities Acquired. The information set forth in Section 5 ("Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options") and Section 10 ("Status of Eligible Option Grants Acquired by us in the Offer") of the Offer to Exchange is incorporated herein by reference.

        (c)  Plans. The information set forth under the Offer to Exchange in Section 2 ("Purpose of the Offer") and Section 15 ("Information About Us") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.

        The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

        (b)    Conditions.

        The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

        (c)    Borrowed Funds.

        Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.

        The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") [and Schedule B ("Beneficial Ownership Table")] is incorporated herein by reference.

        (b)    Securities Transactions.

        The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitation or Recommendations.

        The information set forth in the Offer to Exchange under Section 14 ("Fees and Expenses") is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)  Financial Information. The information set forth (i) in the Offer to Exchange under Section 15 ("Information About Us"), Section 17 ("Additional Information") and Section 16 ("Financial Information"), (ii) on pages F-2 through F-19 of Evolving Systems' Annual Report on Form 10-K for its fiscal year ended December 30, 2001, is incorporated herein by reference and (iii) on pages 3 through 10 of Evolving Systems' Quarterly Report on Form 10-Q for its second fiscal quarter ended June 30, 2002, is incorporated herein by reference, and is available over the Internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov. is incorporated herein by reference.

        (b)    Pro Forma Financial Information.

        Not applicable.

Item 11.    Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.

        The information set forth in the Offer to Exchange under Section 11 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b)    Other Material Information.

        Not applicable.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated September 4, 2002.
(a)(1)(B)	Election Form.
(a)(1)(C)	Notice of Withdrawal.
(a)(1)(D)	Form of Email Confirmation of Receipt of Election Form.
(a)(1)(E)	Form of Email Confirmation of Receipt of Notice of Withdrawal.
(a)(1)(F)	Form of Email Reminder of Expiration Date.
(a)(1)(G)	Cover Letter dated September 4, 2002, from the Legal Department to holders of Eligible Option Grants.
(a)(1)(H)
Evolving Systems, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, previously filed with the Securities and Exchange Corporation on April 1, 2002 and incorporated herein by reference.
(a)(1)(I)
Evolving Systems, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, previously filed with the Securities and Exchange Commission on August 15, 2002 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)
Evolving Systems, Inc. Amended and Restated Stock Option Plan [Filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-60779), originally filed on August 6, 1998, and incorporated herein by reference] and form of agreement thereunder.
(d)(2)	Evolving Systems, Inc. Amended and Restated Stock Option Plan Prospectus.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        (a)    Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Evolving Systems, Inc.
/s/ ANITA T. MOSELEY Anita T. Moseley Senior Vice President & General Counsel
Date: September 3, 2002

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated September 4, 2002.
(a)(1)(B)	Election Form.
(a)(1)(C)	Notice of Withdrawal.
(a)(1)(D)	Form of Email Confirmation of Receipt of Election Form.
(a)(1)(E)	Form of Email Confirmation of Receipt of Notice of Withdrawal.
(a)(1)(F)	Form of Email Reminder of Expiration Date.
(a)(1)(G)	Cover Letter dated September 4, 2002 from the Legal Department to holders of Eligible Option Grants.
(a)(1)(H)
Evolving Systems, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, previously filed with the Securities and Exchange Corporation on April 1, 2002 and incorporated herein by reference.
(a)(1)(I)
Evolving Systems, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, previously filed with the Securities and Exchange Commission on August 15, 2002 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)
Evolving Systems, Inc. Amended and Restated Stock Option Plan. [Filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-60779), originally filed on August 6, 1998 and incorporated herein by reference] and form of agreement thereunder.
(d)(2)	Evolving Systems, Inc. Amended and Restated Stock Option Plan Prospectus.
(g)	Not applicable.
(h)	Not applicable.

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CALCULATION OF FILING FEE
  Item 1. Summary of Terms.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Person/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS